EXHIBIT 99.1

News Release dated July 27, 2016, Suncor Energy reports second quarter 2016 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2016 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating (loss) earnings and Oil Sands operations cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (July 27, 2016) – “The forest fires in the Fort McMurray area significantly impacted the region,” said Steve Williams, president and chief executive officer. “We shut in our Oil Sands production and focused on the safe evacuation of employees, their families and the community. I’m tremendously proud of the Suncor team. Their resilience and professionalism was readily apparent throughout our response and ensured our assets safely returned to service.”

Highlights of the second quarter of 2016 include:

•                 Cash flow from operations of $916 million ($0.58 per common share).

•                 Operating loss was $565 million ($0.36 per common share), driven by the shut in of Oil Sands production in response to the forest fires, combined with low benchmark prices for crude oil. Net loss was $735 million ($0.46 per common share).

•                 By mid-July, all Oil Sands assets had returned to normal production rates after being shut in due to the forest fires and the completion of turnarounds at Oil Sands Base and Syncrude.

•                 The forest fires reduced second quarter Oil Sands production by approximately 20 million barrels. The company also incurred $50 million of after-tax incremental costs related to evacuation and restart activities, which was more than offset by operating cost reductions of $180 million after-tax while operations were shut in.

•                 Strong realized refining margins resulted in Refining and Marketing operating earnings of $689 million and cash flow from operations of $885 million, which included a first-in, first-out (FIFO) gain of $275 million.

•                 Acquired an additional 5% interest in Syncrude from Murphy Oil Company Ltd. (Murphy), adding 17,500 barrels per day (bbls/d) of synthetic crude oil (SCO) capacity and increasing the company’s ownership interest to 53.74%.

•                 Completed a common share offering for net proceeds of $2.8 billion to fund the acquisition of an additional 5% interest in Syncrude and to reduce debt to provide ongoing balance sheet flexibility.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor recorded a second quarter 2016 operating loss of $565 million ($0.36 per common share) and cash flow from operations of $916 million ($0.58 per common share), compared to operating earnings of $906 million ($0.63 per common share) and cash flow from operations of $2.155 billion ($1.49 per common share) in the prior year quarter. The results reflected the significant decrease in Oil Sands production associated with shutting in operations to address evacuation and safety concerns related to the forest fires in the Fort McMurray region and the subsequent restart and ramp up of production, a turnaround of Upgrader 2 at Oil Sands Base plant, a higher share of Syncrude operating expenses due to the acquisition of additional working interests in 2016 and a lower crude oil price environment. These factors were partially offset by lower operating costs when excluding the impacts of the acquisitions, positive downstream realized margins due to favourable refined product location differentials and a higher FIFO gain, additional production from Syncrude as a result of the increased working interest, and increased production from Exploration & Production (E&P).

A net loss of $735 million ($0.46 per common share) was recorded in the second quarter of 2016, compared with net earnings of $729 million ($0.50 per common share) in the prior year quarter. The net loss for the second quarter of 2016 was impacted by the same factors that influenced the operating loss described above and also included a non-cash after-tax charge of $73 million for early payment of debt, a non-cash after-tax mark to market loss of $70 million on interest rate derivatives for future debt issuance, as well as a non-cash after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $27 million. Net earnings in the prior year quarter included a non-cash $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate, partially offset by a non-cash after-tax foreign exchange gain of $178 million and an after-tax gain of $68 million on the disposal of the company’s share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

Operating Results

Suncor’s total upstream production decreased to 330,700 barrels of oil equivalent per day (boe/d) in the second quarter of 2016, compared with 559,900 boe/d in the prior year quarter, due primarily to shutting in production at Oil Sands operations and Syncrude as a result of the forest fires in the Fort McMurray region, being partially offset by a higher working interest in Syncrude and increased production from E&P.

Oil Sands operations production was 177,500 bbls/d in the second quarter of 2016, compared to 423,800 bbls/d in the prior year quarter, with the decrease primarily due to the forest fires noted above, as well as the completion of a turnaround at the Upgrader 2 facilities, the first completed since the company moved to a five-year turnaround cycle. By mid-July, production at all Oil Sands operations assets had returned to normal rates.

Cash operating costs per barrel for Oil Sands operations increased in the second quarter of 2016 to $46.80 per barrel (bbl), compared to $28.00/bbl in the prior year quarter, due primarily to the loss of production associated with the forest fires and increased turnaround activity, partially offset by lower costs associated with the forest fire outage and the company’s cost reduction initiatives. Even with the impacts of the forest fires, Oil Sands operations cash operating costs are expected to be within the full year guidance range of $27.00-$30.00 on a per barrel basis.

Suncor’s share of Syncrude production increased to 35,600 bbls/d in the second quarter of 2016, compared to prior year quarterly production of 24,900 bbls/d. The increase is due to the acquisitions of Canadian Oil Sands Limited (COS) in the first quarter of 2016 and Murphy’s 5% Syncrude ownership interest in the second quarter of 2016, which was significantly offset by the impact of the forest fires in the Fort McMurray region. Turnaround activity impacted both quarters. Production at Syncrude returned to normal rates by mid-July.

Production volumes in E&P increased to 117,600 boe/d in the second quarter of 2016, compared to 111,200 boe/d in the prior year quarter, primarily due to higher production from new wells at Hibernia, as well as Golden Eagle operating at peak rates compared to being in the ramp-up phase in the second quarter of 2015, partially offset by natural production declines at Terra Nova.

During the second quarter of 2016, Refining and Marketing completed planned maintenance at the Commerce City, Sarnia and Montreal refineries. Average refinery utilization declined to 87% in the second quarter, compared to 90% in the prior year quarter, which included fewer planned maintenance events. In addition, the forest fires in the Fort McMurray region led to reduced throughput at the Edmonton refinery due to constrained crude supply.

“Solid results from our downstream business and reliable production from our E&P assets allowed us to generate positive cash flow in the quarter, helping to offset the impacts of the forest fires, and once again demonstrating the value of our integrated model,” said Williams.

Strategy Update

During the quarter, Suncor acquired an additional 5% ownership interest in Syncrude from Murphy for $946 million, bringing Suncor’s total ownership share of Syncrude to 53.74% and adding an additional 17,500 bbls/d of SCO capacity.

In the second quarter of 2016, the company completed a common share issuance for net proceeds of $2.8 billion and bought back $891 million (US$688 million principal value) of high cost long-term debt and repaid $600 million of bank debt, which were both acquired as part of the acquisition of COS. The early payment of high cost borrowings is expected to reduce long-term financing costs and provide ongoing balance sheet flexibility.

“Our commitment to long-term profitable growth continues to be a priority,” said Williams. “The acquisition of an additional 5% of Syncrude is expected to return additional value to shareholders, and the equity issuance completed in the quarter will allow us to pursue further strategic growth opportunities that may arise.”

Suncor remains on track to achieve the $750 million reduction to its original 2016 capital budget and continues to progress major growth projects, Fort Hills and Hebron.

The company’s strategy includes divesting of non-core assets that are not key components of the integrated model. In the second quarter of 2016, Suncor has commenced a sale process for the lubricants business and anticipates that a sale could occur within the next twelve months.

Suncor continued to deliver cash to shareholders in the second quarter of 2016 through $458 million in dividends ($0.29 per common share).

Oil Sands Operations

The main focus in Oil Sands operations was the safe evacuation of employees and Fort McMurray residents and the careful shutdown and return of all Fort McMurray region assets to operating status. The company continued to progress key reliability, safety and environmental performance projects and, following an interruption due to the forest fires, completed a turnaround of Upgrader 2 assets. Second quarter spending in 2016 also included construction of logistic and storage assets to support market access for Fort Hills’ bitumen.

Oil Sands Ventures

The Fort Hills mining project is more than 60% complete at June 30, 2016, with the majority of overseas module construction now complete and the remaining work to be almost entirely based in Canada.

Construction activities have resumed after being interrupted in the second quarter of 2016 due to the forest fires in the Fort McMurray area. The company is still targeting first oil at the end of 2017 and is currently assessing and making plans to mitigate the impact of this interruption on the project. Key activities in the period included module fabrication for secondary extraction and utilities as well as procurement of mining and extraction equipment.

Spending at Fort Hills also included advancement of certain early-works sustaining activities that are expected to optimize the mine plan following the commencement of production. The second quarter of 2016 also included an increased share of Syncrude sustaining capital, which was focused on a coker turnaround.

Exploration and Production

Construction of the Hebron project continued in the second quarter of 2016, with the utility process module being shipped from its construction site in South Korea on schedule, a key milestone for the project. First oil from the project is expected in late 2017.

Growth capital expenditures also included development drilling activities at Hibernia, Golden Eagle and White Rose. Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia resumed late in the second quarter of 2016 following an operational delay.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015
Net (loss) earnings	(735)	729	(478)	388
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	27	(178)	(858)	762
Non-cash mark to market loss on interest rate swaps(2)	70	—	160	—
Non-cash loss on early payment of long-term debt(3)	73	—	73	—
COS acquisition and integration costs(4)	—	—	38	—
Impact of income tax rate adjustments on deferred taxes(5)	—	423	—	17
Gain on significant disposal(6)	—	(68)	—	(68)
Restructuring charges(7)	—	—	—	57
Insurance proceeds(8)	—	—	—	(75)
Operating (loss) earnings(1)	(565)	906	(1 065)	1 081

(1)

Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 27, 2016 (the MD&A).

(2)	Non-cash loss on interest rate swaps resulting from a decrease in long-term interest rates and unfavourable foreign exchange.

(3)	Charges associated with early repayment of debt in the Corporate segment.

(4)	Transaction and related charges associated with the acquisition of COS.

(5)

Adjustments to the company’s deferred income taxes resulting from a decrease in the United Kingdom tax rate on oil and gas profits from the North Sea in the first quarter of 2015 and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(6)	After-tax gain related to the sale of the company’s share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

(7)	Restructuring charges related to the cost reduction initiatives.

(8)	Business interruption insurance proceeds on the Terra Nova asset in the E&P segment.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on June 6, 2016. Guidance issued on July 27, 2016 now reflects the acquisition of an additional 5% working interest in Syncrude.

For further details and advisories regarding Suncor’s 2016 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings and Oil Sands operations cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expectation that the early payment of high cost borrowings will reduce long-term financing costs and provide ongoing balance sheet flexibility; the expectation that even with the impacts of the forest fires in the Fort McMurray region, Oil Sands operations cash operating costs will be within the full year guidance range of $27.00-$30.00 on a per barrel basis; the expectation that the acquisition of an additional 5% of Syncrude will return additional value to shareholders and that the equity issuance completed in the quarter will allow Suncor to pursue further strategic growth opportunities that may arise and provide ongoing balance sheet flexibility; that Suncor remains on track to achieve the $750 million reduction to its original 2016 capital budget; the company’s strategy, including divesting non-core assets that are not key components of the integrated model, and the expectation that a sale of its lubricants business could occur within the next twelve months; and Suncor’s growth projects, including: (i) statements around the Fort Hills mining project, including that the company is targeting first oil from the project at the end of 2017, that the company is making plans to mitigate the impact of the interruption on the project and that early-works sustaining activities are expected to optimize the mine plan following the commencement of production; and (ii) statements around the Hebron project, including first oil expected in late 2017. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s second quarter 2016 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the webcast discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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